Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

CONTINUING CONNECTED TRANSACTIONS

(1) RENEWAL OF THE EXISTING TENCENT

FRAMEWORK AGREEMENT AND THE EXISTING CHINA LITERATURE FRAMEWORK AGREEMENT

AND

(2) ENTERING INTO THE TENCENT PAYMENT SERVICES FRAMEWORK AGREEMENT

Reference is made to the Prospectus in relation to the Existing Agreements.

As the Existing Agreements will expire on December 31, 2024, the Board is pleased to announce that on November 26, 2024, Zhizhe Sihai (a wholly-owned subsidiary of the Company) (on behalf of the Group) and Tencent Computer entered into the 2025 Tencent Framework Agreement and Zhizhe Tianxia (a wholly-owned consolidated affiliated entity of the Company) (on behalf of the Group) and Shanghai Yueting entered into the 2025 China Literature Framework Agreement to renew the respective Existing Tencent Framework Agreement and the Existing China Literature Framework Agreement, and to set its respective annual caps, for a term of three years effective from January 1, 2025.

On November 26, 2024, Zhizhe Sihai (on behalf of the Group) and Tencent Computer entered into the Tencent Payment Services Framework Agreement, pursuant to which the Represented Tencent Group shall provide the Payment Services to the Group for the period commencing from December 1, 2024 to December 31, 2026.

LISTING RULES IMPLICATIONS

As at the date of this announcement, (i) Tencent Computer is a subsidiary of Tencent, (ii) Shanghai Yueting is a subsidiary of China Literature, which in turn is a subsidiary of Tencent, and (iii) Tencent indirectly holds approximately 14.5% of the Company’s total issued share capital and is a substantial Shareholder. Accordingly, Tencent is a connected person of the Company, and Tencent Computer and Shanghai Yueting are considered connected persons of the Company by virtue of each of them being an associate of Tencent. Accordingly, the transactions contemplated under the 2025 Tencent Framework Agreement, the 2025 China Literature Framework Agreement and the Tencent Payment Services Framework Agreement constitute continuing connected transactions of the Company pursuant to the Listing Rules.

Pursuant to Rule 14A.54(2) of the Listing Rules, if the Company proposes to renew continuing connected transactions, the Company will have to re-comply with provisions of Chapter 14A of the Listing Rules applicable to the relevant continuing connected transactions.

As all the applicable percentage ratios calculated with reference to the highest annual caps for the transactions contemplated under each of (i) the 2025 Tencent Framework Agreement, (ii) the 2025 China Literature Framework Agreement, and (iii) the Tencent Payment Services Framework Agreement, are more than 0.1% but less than 5%, the entering into of the said agreements and the respective transactions contemplated thereunder are subject to the reporting, announcement and annual review requirements, but are exempt from the independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

INTRODUCTION

Reference is made to the Prospectus in relation to the Existing Agreements.

As the Existing Agreements will expire on December 31, 2024, and given that the Group intends to continue carrying out the transactions under the Existing Agreements, the Board is pleased to announce that on November 26, 2024, Zhizhe Sihai (a wholly-owned subsidiary of the Company) (on behalf of the Group) and Tencent Computer entered into the 2025 Tencent Framework Agreement and Zhizhe Tianxia (a wholly-owned consolidated affiliated entity of the Company) (on behalf of the Group) and Shanghai Yueting entered into the 2025 China Literature Framework Agreement to renew the respective Existing Tencent Framework Agreement and the Existing China Literature Framework Agreement, and its respective annual caps, for a term of three years effective from January 1, 2025.

On November 26, 2024, Zhizhe Sihai (on behalf of the Group) and Tencent Computer entered into the Tencent Payment Services Framework Agreement, pursuant to which the Represented Tencent Group shall provide the Payment Services to the Group for the period commencing from December 1, 2024 to December 31, 2026.

2025 TENCENT FRAMEWORK AGREEMENT

On November 26, 2024, Zhizhe Sihai (on behalf of the Group) and Tencent Computer entered into the 2025 Tencent Framework Agreement to renew the Existing Tencent Framework Agreement in relation to (a) the provision of marketing services by the Group, and (b) the provision of cloud services and technical services by the Represented Tencent Group, the principal terms of which are set out below:

Date:	November 26, 2024

Parties:	(i)	Zhizhe Sihai (for itself and on behalf of other members of the Group); and

(ii)	Tencent Computer (for itself and on behalf of the Represented Tencent Group)

Term:	from January 1, 2025 to December 31, 2027

Transactions:

A.	Marketing Services

Transaction description

Pursuant to the 2025 Tencent Framework Agreement, the Group shall provide the following marketing services (the “Marketing Services”):

(a)	provide marketing services to the Represented Tencent Group by displaying online advertisement materials provided by the Represented Tencent Group or creating and displaying collaborative content on the Group’s online platforms; and

(b)	provide marketing services through the You Liang Hui (優量匯) platform or other digital advertising platforms operated by the Represented Tencent Group (“Tencent Advertising Platforms”) by displaying online advertisement materials for the advertising partners of Tencent Advertising Platforms on the Group’s online platforms. The Tencent Advertising Platforms are platforms that connect buyers (i.e. the advertising partners) and suppliers of digital advertising resources. Through such platforms, Tencent cooperates with and distributes to advertising partners advertising resources provided by suppliers that use such platforms. The Group participates in such platforms as a supplier of marketing services and displays on the Group’s online platforms the advertisement materials for the advertising partners connected through such platforms.

Pricing Policies

In return for the provision of the Marketing Services, the Represented Tencent Group will pay the Group service fees in the following manner:

(a)	For marketing services to the Represented Tencent Group, the service fees will be determined based on arm’s length negotiation between the parties based on the Zhihu Brand Advertisement Quotation Sheet (知乎品牌廣告刊例報價單) the Group issues from time to time. The Zhihu Brand Advertisement Quotation Sheet sets out standard fixed prices for marketing services based on the platform (e.g. website, mobile site or App), type and format of the advertisement (e.g. launch screen, banner, video, graphic, text etc.), and position of the advertisement (e.g. on the main page or recommended page or in a question list etc.). The Zhihu Brand Advertisement Quotation Sheet applies to all the marketing services customers of the Group, including the Represented Tencent Group and other independent third parties.

(b)	For displaying online advertisement materials of the users of Tencent Advertising Platforms, the service fees shall be determined based on arm’s length negotiation between the parties with reference to (i) the costs of different marketing and promotion resources of the Group, and (ii) the prevailing market rates in the industry for comparable services with similar attributes. The Company will take into account the service fees charged by the Group to third party customers for comparable services.

The Group will only enter into a specific marketing service agreement under the 2025 Tencent Framework Agreement if (i) the terms and conditions are fair and reasonable and based on normal or no less favorable commercial terms as compared to the Group’s provision of similar marketing services to other customers who are independent third parties; and (ii) it is in the best interests of the Group and the Shareholders as a whole.

Historical transaction amounts

The historical transaction amounts for the provision of the Marketing Services pursuant to the Existing Tencent Framework Agreement for each of the two years ended December 31, 2023 and the six months ended June 30, 2024 were approximately RMB23.4 million, RMB24.3 million and RMB4.8 million, respectively.

Annual caps

Pursuant to the 2025 Tencent Framework Agreement, the relevant annual caps for the provision of the Marketing Services for each of the three years ending December 31, 2027 shall not exceed RMB58.5 million, RMB73.0 million and RMB91.0 million, respectively.

Basis for the annual caps

The annual caps for the Marketing Services under 2025 Tencent Framework Agreement were determined with reference to:

(i)	the historical transaction amounts for the two years ended December 31, 2023 and the six months ended June 30, 2024 for the marketing services under the Existing Tencent Framework Agreement;

(ii)	the expected demand of the Represented Tencent Group for the Marketing Services in light of its advertising strategy and budget taking into account a reasonable buffer; and

(iii)	the Group’s expected allocation of its advertising resources.

B.	Cloud Services and Technical Services

Transaction description

Pursuant to the 2025 Tencent Framework Agreement, the Represented Tencent Group will provide cloud services and other cloud-related technical services to the Group for service fees, and the cloud services and other cloud-related technical services include but are not limited to computing and network, cloud servers, cloud database, cloud security, monitoring and management, domain name resolution services, video services, big data and AI and other products and services (the “Cloud Services and Technical Services”).

Pricing policies

Before entering into any cloud services and technical services subsequent agreement pursuant to the 2025 Tencent Framework Agreement, the Group will assess the business needs and compare the terms and conditions, and services proposed by the Represented Tencent Group with those offered by other competent service providers who are independent third parties. The service fee will be reached by the parties through arm’s length negotiations based on the fee rates disclosed on the relevant official platforms or websites of the Represented Tencent Group. In addition, the Group will take into account a number of factors, including but not limited to (i) the quality, reliability and stability of cloud and technical services of different service providers; and (ii) their respective service fee rates. The Group will only enter into a cloud services and technical services agreement with the Represented Tencent Group if (i) the terms and conditions are fair and reasonable and based on normal or no less favorable commercial terms than those offered by other independent third party service providers who can provide comparable services; and (ii) it is in the best interests of the Group and the Shareholders as a whole.

Historical transaction amounts

The historical transaction amounts for the provision of Cloud Services and Technical Services pursuant to the Existing Tencent Framework Agreement for each of the two years ended December 31, 2023 and the six months ended June 30, 2024 were approximately RMB132.6 million, RMB19.9 million and RMB7.1 million, respectively.

Annual caps

Pursuant to the 2025 Tencent Framework Agreement, the relevant annual caps for the provision of the Cloud Services and Technical Services for each of the three years ending December 31, 2027 shall not exceed RMB45.0 million, RMB56.0 million and RMB70.0 million, respectively.

Basis for the annual caps

The annual caps for the Cloud Services and Technical Services under the 2025 Tencent Framework Agreement were determined with reference to:

(i)	the historical transaction amounts and trend for the two years ended December 31, 2023 and the six months ended June 30, 2024 for the cloud services and technical services under the Existing Tencent Framework Agreement; and

(ii)	the expected traffic level, content expansion and user engagement trend on the Group’s Zhihu platforms which are the drivers of the demand for cloud and technical services. The Group expects its demand for cloud services from the Represented Tencent Group will align with the efforts to better support the Group’s development in content expansion, user growth, and AI exploration, and in accordance with the Group’s business operational strategy that, if the terms and conditions offered by the Represented Tencent Group are more favorable to the Group as compared to other independent third party service providers, the Company will engage the Represented Tencent Group for the provision of such services more frequently.

Reasons and benefits for the renewal of the Existing Tencent Framework Agreement

Provision of marketing services through the Zhihu platforms is part of the Group’s ordinary business. The Represented Tencent Group is one of the Group’s valued long-term customers of the marketing services and the Group expects to continue to provide marketing services to the Represented Tencent Group.

The Group requires cloud and related technical services as the Group operates Zhihu platforms. Tencent is a widely used cloud service provider in China and is one of the Group’s cloud service providers. The Group’s cooperation with Tencent had continued for many years and its facilities and service capabilities are well-suited for the Group’s business needs. In the interest of maintaining a stable and long-term supply of cloud services and considering the potential costs involved in switching cloud service suppliers, the Group expects to continue to purchase cloud and technical services from Tencent.

In light of the above, the Directors (including the independent non-executive Directors, and Mr. Zhaohui Li who has abstained) have, after due and careful consideration, determined that terms of the 2025 Tencent Framework Agreement and the transactions contemplated thereunder (including the annual caps) are fair and reasonable, on normal commercial terms (or better for the Company), have been entered into in the ordinary and usual course of business, and are in the interests of the Company and its Shareholders as a whole.

2025 CHINA LITERATURE FRAMEWORK AGREEMENT

On November 26, 2024, Zhizhe Tianxia (on behalf of the Group) and Shanghai Yueting entered into the 2025 China Literature Framework Agreement to renew the Existing China Literature Framework Agreement in relation to the parties’ literary content cooperation, the principal terms of which are set out below:

Date:	November 26, 2024

Parties:	(i)	Zhizhe Tianxia (for itself and on behalf of other members of the Group); and

(ii)	Shanghai Yueting (for itself and on behalf of the China Literature Group)

Term:	from January 1, 2025 to December 31, 2027

Transaction description:	Pursuant to the 2025 China Literature Framework Agreement, the China Literature Group shall grant the Group the information network transmission rights (信息網絡傳播權) in the PRC (the “License”) in respect of literary content over which the China Literature Group owns the relevant intellectual property rights (including but not limited to proprietary literary works of the China Literature Group and literary works owned by third parties which have been licensed to the China Literature Group for further dissemination) (the “Authorized Works”); and the Group shall display the Authorized Works (and/or promotion pages thereof and/or links thereto) on the Group’s online platforms so that the users of the Group’s online platforms may be directed to purchase paid subscription services in respect of the Authorized Works (the “Literary Content Cooperation”).

Pricing policies

In return for the License, the Group shall pay the China Literature Group fees in one or a combination of the following methods:

(a)	fixed payment(s), the amount of which shall be determined based on arm’s length negotiation between the parties based on factors including but not limited to the following: (i) the scope or amount of the Authorized Works and duration of the License; (ii) nature and popularity of the Authorized Works; (iii) the market price for similar literary works subject to similar licensing terms; and (iv) an estimated “benchmark” amount calculated as the projected total income to be generated from the Authorized Works through the Group’s online platforms multiplied by a market revenue sharing percentage;

(b)	revenue sharing between the parties: the amount payable to the China Literature Group shall be determined in accordance with the following formula:

Distributable proceeds × revenue sharing percentage

Distributable proceeds refers to the aggregate revenue generated from users purchasing paid services in respect of the Authorized Works through the Group’s online platforms, with certain expenses deducted. The revenue sharing percentage shall be determined based on arm’s length negotiation between the parties based on factors including but not limited to (i) the nature and popularity of the Authorized Works; and (ii) the market practice for similar literary works and similar licensing arrangement in the industry, including those the Group and the China Literature Group each has carried out with independent third parties; and

(c)	the “membership method”: the amount payable to the China Literature Group shall be determined in accordance with the following formula:

Distributable membership income × revenue sharing percentage

Distributable membership income refers to the total paid membership income received that is attributable to the Authorized Works as displayed on our online platforms, with certain expenses deducted. The amount of membership income attributable to the Authorised Works is calculated based on the number of valid views of the Authorised Works as compared with the number of valid views of all literary works in the members’ library. The revenue sharing percentage shall be determined based on arm’s length negotiation between the parties based on factors including but not limited to (i) the nature and popularity of the Authorized Works; and (ii) the market practice for similar literary works and similar licensing arrangement in the industry, including those the Group and the China Literature Group each has carried out with independent third parties.

Historical transaction amounts

The historical transaction amounts for literary content cooperation pursuant to the Existing China Literature Framework Agreement for each of the two years ended December 31, 2023 and the six months ended June 30, 2024 were approximately RMB5.1 million, RMB8.9 million and RMB3.4 million, respectively.

Annual caps

In respect of the 2025 China Literature Framework Agreement, the transaction amounts to be paid by the Group to China Literature Group for each of the three years ending December 31, 2027 shall not exceed RMB13.0 million, RMB16.0 million and RMB20.0 million, respectively.

Basis for the annual caps

The annual caps for the Literary Content Cooperation under the 2025 China Literature Framework Agreement were determined with reference to:

(i)	the historical transaction amounts and the growth trend for the two years ended December 31, 2023 and the six months ended June 30, 2024 for the literary content cooperation under the Existing China Literature Framework Agreement; and

(ii)	the Group’s budget for licensing premium content from China Literature, which is expected to increase by approximately 20% per year for the coming three years, and the Group’s strategy for enhancing subscribing member conversion rate.

Reasons and benefits for the renewal of the Existing China Literature Framework Agreement

China Literature is a well-recognized literary platform in China and is one of the Group’s licensed premium content wholesale suppliers. Cooperating with China Literature Group to distribute quality literary content on the Group’s Zhihu platforms allows the Group to continuously and efficiently enrich its licensed premium content portfolio.

Based on the above, the Directors (including the independent non-executive Directors and Mr. Zhaohui Li who has abstained) have, after due and careful consideration, determined that the terms of the 2025 China Literature Framework Agreement and the transactions contemplated thereunder (including the annual caps) are fair and reasonable, on normal commercial terms (or better for the Company), have been entered into in the ordinary and usual course of business, and are in the interests of the Company and its Shareholders as a whole.

TENCENT PAYMENT SERVICES FRAMEWORK AGREEMENT

On November 26, 2024, Zhizhe Sihai (on behalf of the Group) and Tencent Computer entered into the Tencent Payment Services Framework Agreement, pursuant to which the Represented Tencent Group shall provide the Payment Services to the Group for the period commencing from December 1, 2024 to December 31, 2026.

Date:	November 26, 2024

Parties:	(i)	Zhizhe Sihai (for itself and on behalf of other members of the Group); and

(ii)	Tencent Computer (for itself and on behalf of the Represented Tencent Group)

Term:	from December 1, 2024 to December 31, 2026

Transaction description:	the Represented Tencent Group will provide payment services through its channels so as to enable the Group’s users to conduct online transactions (the “Payment Services”) in return the Group shall pay the Represented Tencent Group certain payment service commissions.

Pricing policies

Before entering into any payment services subsequent agreement pursuant to the Tencent Payment Services Framework Agreement, the Group will assess the business needs and take into account a number of factors, including but not limited to (i) the efficiency of payment channels operated by different digital payment service providers; (ii) Zhihu users’ or consumers’ preference among different digital payment service providers; and (iii) the payment charge rates proposed by the Represented Tencent Group and the payment charge rates offered by comparable independent third party payment service providers. The Group will only enter into a payment services subsequent agreement with the Represented Tencent Group when all of the above factors are comprehensively considered and if the terms and conditions of which are fair and reasonable and based on normal or no less favourable commercial terms, and the agreement is in the best interests of the Group and the Shareholders as a whole.

Historical transaction amounts

The historical transaction amounts for the provision of Payment Services for the year ended December 31, 2023 and the six months ended June 30, 2024 were approximately RMB4.0 million and RMB1.8 million, respectively.

Annual caps

Pursuant to the Tencent Payment Services Framework Agreement, the relevant annual caps for the provision of the Payment Services for each of the three years ending December 31, 2026 shall not exceed RMB5.0 million, RMB10.0 million and RMB13.0 million, respectively.

Basis for the annual caps

The annual caps for the Payment Services under Tencent Payment Services Framework Agreement were determined with reference to:

(i)	the increase attributed to the growth in the channel fees charged by the Represented Tencent Group and the increasing demand for the use of such channels, in particular, the increase in channel fees for the Group’s growing paid membership services;

(ii)	the historical amounts of payment services commissions paid by the Group to the Represented Tencent Group for the year ended December 31, 2023 and the six months ended June 30, 2024, being RMB4.0 million, and RMB1.8 million, respectively;

(iii)	the current negotiation between the Group and the Represented Tencent Group with respect to the Represented Tencent Group’s provision of payment services for the Group’s various products and services; and

(iv)	the estimated growth of the total amount paid by the Group’s users via the channels of the Represented Tencent Group for the two years ending December 31, 2026, due to the growth in Group’s user demand and potential new cooperation modes between the Group and Represented Tencent Group.

Reasons and Benefits for entering into the Tencent Payment Services Framework Agreement

As Tencent is a leading player in the Internet industry and in particular the PRC online payment services industry, many of the Group’s users use the Represented Tencent Group’s online payment services. As such, the cooperation would enable the Group to provide the users of the Group with the better available payment methods and therefore enhance the Group’s users’ satisfaction with the services of the Group.

In light of the above, the Directors (including the independent non-executive Directors and Mr. Zhaohui Li who has abstained) have, after due and careful consideration, determined that the Tencent Payment Services Framework Agreement and the transactions contemplated thereunder (including the annual caps) are fair and reasonable, on normal commercial terms (or better for the Company), have been entered into in the ordinary and usual course of business, and are in the interests of the Company and its Shareholders as a whole.

INTERNAL CONTROL MEASURES

The Group has an established internal controls system for connected transactions to monitor the execution and implementation of connected transactions and to ensure that the transactions contemplated thereunder will be carried out based on normal commercial terms and no less favourable than terms available to independent third parties. The principal internal control measures of the system are as follows:

(i)	the Audit Committee, the Board and various other internal departments of the Company (including but not limited to the business department, finance department and legal department) will be jointly responsible for evaluating the terms under the framework agreements for the continuing connected transactions, in particular, the fairness and reasonableness of the pricing policies and the annual caps under the said agreements;

(ii)	the business department will regularly examine the terms of relevant subsequent agreements to be entered into under the framework agreements taking into account the market practices and prevailing market rates of comparable services, to ensure that the pricing and terms offered by the connected persons, are fair, reasonable and are no less favourable than those offered by independent third parties. The Group, through its business department, will conduct periodic assessments of the prevailing market rates, taking into account (a) fees charged by independent third party service providers for similar services, and (b) fees charged by the Group and/or its connected parties to independent third parties for similar services;

(iii)	all subsequent agreements entered into under the framework agreements will be submitted to the contract management system of the Company, through which the business department, legal department and finance department will review the pricing policies of the specific agreements and monitor the performance of the continuing connected transactions, including

(i) the fee arrangements adopted under the specific agreements, (ii) the fees chargeable or payable by the Group within the relevant reporting period, and (iii) the status of compliance with the annual caps and utilization of the annual caps;

(iv)	the Group, through its financial department and business department, will closely monitor the aggregated actual transaction amounts under ongoing continuing connected transactions. If the actual transaction amount is close to the annual cap(s), the financial department and business department will assess if there is a need to revise the existing annual cap in accordance with the relevant Listing Rules. The finance department and legal department of the Group will report to the senior management of the Group on the review results in relation to the above (i) to (iii), the fulfillment status and the transaction updates under the framework agreements on a regular basis, and the senior management will then report such results to the Board and/or the Audit Committee on a quarterly basis;

(v)	in the event of any proposed modifications to key transaction terms under the framework agreements, the Company will comply with applicable Listing Rules before implementing such modifications; and

(vi)	the independent non-executive Directors and auditor of the Company will conduct an annual review of the continuing connected transactions under the framework agreements and provide annual confirmation to ensure that in accordance with Rules 14A.55 and 14A.56 of the Listing Rules that the transactions are conducted in accordance with the terms of the agreements, on normal commercial terms and in accordance with the relevant pricing policies; the Audit Committee will review the Company’s financial controls, risk management and internal control systems.

INFORMATION ON THE PARTIES

The Group

The Company is an exempted company with limited liability incorporated in the Cayman Islands. The securities of the Company are dual-primary listed on the New York Stock Exchange in the U.S. (NYSE Ticket: ZH) and on the Main Board of the Stock Exchange (HKEX stock code: 2390). The Group is primarily engaged in the operation of one online content community and monetizes through paid membership services, marketing services and vocational training in China.

Zhizhe Sihai is a limited liability company established under the laws of the PRC, and a wholly-owned subsidiary of the Company. Zhizhe Shihai is primarily engaged in technology, business support and consulting service in the PRC.

Zhizhe Tianxia is a company established under the law of the PRC, and a 100% consolidated affiliated entity of the Company controlled through contractual arrangements. Zhizhe Tianxia is primarily engaged in internet service in the PRC.

Tencent Group

Tencent and its subsidiaries are principally engaged in the provision of communication, social networks, digital content, games, online advertising, fintech and business services primarily in the PRC.

Tencent Computer is a company established under the laws of the PRC and is a wholly-owned subsidiary of Tencent. Tencent Computer is principally engaged in provision of Internet value-added services and online advertisement services in the PRC.

China Literature is an exempted company incorporated in the Cayman Islands with limited liability, whose shares are listed on the Main Board (stock code: 772). It is a subsidiary of Tencent and is principally engaged in online literature business and intellectual property operation business. Shanghai Yueting is a company established under the laws of the PRC and is an indirectly wholly-owned subsidiary of China Literature.

Shanghai Yueting is principally engaged in the business of the development in computer hardware and software, the design and production of computer products, providing technical services and marketing planning services.

LISTING RULES IMPLICATIONS

As at the date of this announcement, (i) Tencent Computer is a subsidiary of Tencent, (ii) Shanghai Yueting is a subsidiary of China Literature, which in turn is a subsidiary of Tencent, and (iii) Tencent indirectly holds approximately 14.5% of the Company’s total issued share capital and is a substantial Shareholder. Accordingly, Tencent is a connected person of the Company, and Tencent Computer and Shanghai Yueting are considered connected persons of the Company by virtue of each of them being an associate of Tencent. Accordingly, the transactions contemplated under the 2025 Tencent Framework Agreement, the 2025 China Literature Framework Agreement and the Tencent Payment Services Framework Agreement constitute continuing connected transactions of the Company pursuant to the Listing Rules.

Pursuant to Rule 14A.54(2) of the Listing Rules, if the Company proposes to renew continuing connected transactions, the Company will have to re-comply with provisions of Chapter 14A of the Listing Rules applicable to the relevant continuing connected transactions.

As all the applicable percentage ratios calculated with reference to the highest annual caps for the transactions contemplated under each of (i) the 2025 Tencent Framework Agreement, (ii) the 2025 China Literature Framework Agreement, (iii) the Tencent Payment Services Framework Agreement, are more than 0.1% but less than 5%, the entering into of the said agreements and the respective transactions contemplated thereunder are subject to the reporting, announcement and annual review requirements, but are exempt from the independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Mr. Zhaohui Li, being the Director, is an employee of Tencent and has therefore abstained from voting on the relevant Board resolutions approving each of (i) the 2025 Tencent Framework Agreement, (ii) the 2025 China Literature Framework Agreement, and (iii) the Tencent Payment Services Framework Agreement and the transactions contemplated thereunder. Save as disclosed above, no other Director has any material interest in the matters contemplated therein nor is any of them required to abstain from voting on the relevant board resolutions approving the 2025 Tencent Framework Agreement, the 2025 China Literature Framework Agreement and the Tencent Payment Services Framework Agreement, and the transactions contemplated thereunder.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

“2025 China Literature Framework Agreement”	the framework agreement dated November 26, 2024 entered into between Zhizhe Tianxia and Shanghai Yueting in relation to the Literary Content Cooperation

“2025 Tencent Framework Agreement”	the framework agreement dated November 26, 2024 entered into between Zhizhe Sihai and Tencent Computer in relation to the provision of the Marketing Services, and the Cloud Services and Technical Services

“Audit Committee”	the audit committee of the Board

“Board”	the board of Directors

“China” or “PRC”	the People’s Republic of China and for the purposes of this announcement only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“China Literature Group”	China Literature, its subsidiaries and consolidated affiliated entities from time to time

“China Literature”	China Literature Limited (閱文), an exempted company incorporated in the Cayman Islands with limited liability and listed on the Main Board of the Stock Exchange (stock code: 772)

“Company”	Zhihu Inc. (“ 知乎”, formerly known as “Zhihu Technology Limited”), a company with limited liability incorporated in the Cayman Islands on May 17, 2011

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“connected transaction(s)”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of our Company

“Existing Agreements”	the Existing China Literature Framework Agreement and the Existing Tencent Framework Agreement

“Existing China Literature Framework Agreement”	the framework agreement dated April 7, 2022 entered into between Zhizhe Tianxia and Shanghai Yueting in relation to the literary content cooperation, details of which are set out in the Prospectus

“Existing Tencent Framework Agreement”	the framework agreement dated April 6, 2022 entered into between Zhizhe Sihai and Tencent Computer in relation to the provision of the marketing services, and the cloud services and technical services, details of which are set out in the Prospectus

“Group”	the Company, its subsidiaries and the consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Main Board”	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the GEM of the Stock Exchange

“Prospectus”	the prospectus of the Company dated April 11, 2022

“Represented Tencent Group”	Tencent Group excluding the China Literature Group

“RMB”	Renminbi, the lawful currency of China

“Shareholder(s)”	holder(s) of the Share(s)

“Shanghai Yueting”	Yueting Information Technology (Shanghai) Co., Ltd. (閱霆信息技 術(上海)有限公司), a limited company established under the laws of the PRC and the indirectly wholly-owned subsidiary of China Literature

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary” or “subsidiaries”	has the meaning ascribed to it under the Listing Rules

“substantial shareholder”	has the meaning ascribed to it under the Listing Rules

“Tencent”	Tencent Holdings Limited ( 騰訊控股有限公司), a company incorporated in the Cayman Islands and listed on the Main Board of the Stock Exchange (stock code: 700) and a substantial Shareholder

“Tencent Computer”	Shenzhen Tencent Computer Systems Company Limited (深圳市 騰訊計算機系統有限公司), a limited liability company established under the laws of the PRC and a wholly-owed subsidiary of Tencent

“Tencent Group”	Tencent, its subsidiaries and its affiliated companies

“Tencent Payment Services Framework Agreement”	the framework agreement dated November 26, 2024 entered into between Zhizhe Sihai and Tencent Computer in relation to the provision of the Payment Services

“Zhizhe Sihai”	Zhizhe Sihai (Beijing) Technology Co., Ltd.* (智者四海(北京)技術 有限公司)

“Zhizhe Tianxia”	Beijing Zhizhe Tianxia Technology Co., Ltd.* (北京智者天下科技 有限公司)

“%”	percent

* For identification purposes only.

     By Order of the Board

Zhihu Inc.

Yuan Zhou

Chairman

Hong Kong, November 26, 2024

As of the date of this announcement, the board of directors of the Company comprises Mr. Yuan Zhou as an executive director, Mr. Dahai Li, Mr. Zhaohui Li, and Mr. Bing Yu as non-executive directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-executive directors.